Exhibit 99.1

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

March 31, 2005

NEWS RELEASE:       PARAMOUNT FILES 2004 YEAR END DISCLOSURE DOCUMENTS

Paramount Resources Ltd. today filed its audited consolidated financial statements for the year ended December 31, 2004, and related management’s discussion and analysis with Canadian securities regulatory authorities. Paramount also filed its annual information form for the year ended December 31, 2004, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of these documents may be obtained via www.sedar.com or Paramount’s website at www.paramountres.com.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer J.H.T. (Jim) Riddell, President and Chief Operating Officer B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd. 4700 Bankers Hall West 888 3rd Street SW Calgary, Alberta T2P 5C5 Phone: (403) 290-3600
Fax: (403) 262-7994